Contact

www.linkedin.com/in/rich-pala-77aa8717a (LinkedIn)

Rich Pala

Mushroomsupplies.com

Newport Beach, California, United States

Experience

Mushroom Supplies

Chief Revenue Officer, Founder

August 2021 - Present (3 years 1 month)

Westminster, California, United States

Curaleaf

Director of Expansion, Curaleaf

May 2017 - Present (7 years 4 months)

Los Angeles, California, United States

Cura Cannabis Solutions

Sr. Director of Business Development

2017 - 2020 (3 years)